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                                                      Exhibit 6


                                            Contact:  Suzanne Soderberg (Schein)
                                                      (201) 593-5565

                                                      Richard A. Baron (Marsam)
                                                      (609) 424-5600


                         SCHEIN PHARMACEUTICAL, INC. TO
                       ACQUIRE MARSAM PHARMACEUTICALS INC.


FLORHAM PARK, NEW JERSEY, AND CHERRY HILL, NEW JERSEY, JULY 29, 1995 -- Schein Pharmaceutical, Inc. and Marsam Pharmaceuticals Inc. (NASDAQ:MSAM) today announced they have entered into a merger agreement. The agreement provides for the acquisition by Schein of all the outstanding shares of Marsam for approximately $240 million in cash, or the equivalent of $21 per share.

Schein will make a cash tender offer for all of the outstanding shares of Marsam common stock. This offer will be subject to a number of conditions, including that the number of shares tendered equals at least a majority of the Marsam shares, assuming exercise of all outstanding options, and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement then contemplates that any untendered shares will be converted into cash at the tender offer price pursuant to a merger as soon as practicable after the completion of the tender offer.

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Marvin Samson, President and Chief Executive Officer of Marsam, and Agvar
Chemicals Inc., who, in the aggregate, hold approximately 28% of the outstanding shares of common stock of Marsam, have agreed to tender their shares in the tender offer and have granted Schein an option to purchase their shares at $21 per share, all in accordance with the terms of such agreement.

Marsam said that its Board of Directors has approved the offer and recommended its acceptance by stockholders. The tender offer is expected to commence on Friday, August 4, 1995, and expire at midnight, New York time, on Friday, September 1, 1995, unless extended. The tender offer will only be made pursuant to definitive tender offer materials, which will be distributed to Marsam's stockholders and filed with the Securities and Exchange Commission.

Marvin Samson, who will continue as President and Chief Executive Officer of Marsam, in announcing the prospective merger, said, "We believe that the synergies between Marsam and Schein present a unique opportunity for growth in both organizations. Our complementary strengths and product offerings are critical success factors in the ever-changing health care environment. Schein's management shares our vision for the future, and together we have

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the expertise and desire to seek out opportunities to make our combined companies a global leader in the multisource market."

Martin Sperber, Chairman and Chief Executive Officer of Schein Pharmaceutical, said, "We are excited about the strategic value the combination of our companies and their management teams will bring us. Both companies share a culture that promotes excellence, quality service and products, and dedicated teamwork. We welcome our partners."

Marsam Pharmaceuticals develops, manufacturers and markets high-quality multisource injectable drug products for the hospital, institutional and home infusion markets. Based in Cherry Hill, New Jersey, the company employs approximately 200 people and services customers throughout the United States. Marsam is the only domestic multisource injectable firm with the ability to manufacture any type of injectable drug, including penicillins, cephalosporins and non-antibiotics.

Schein Pharmaceutical, Inc. is one of the leading multisource companies in the U.S. The company employs over 1,600 people in Florham Park, N.J.; Carmel, N.Y.; Danbury, Conn.; Phoenix, Ariz.; and Humacao, Puerto Rico; and manufacturers over 400 pharmaceutical products in nearly every therapeutic category. The

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company maintains high-quality manufacturing facilities, invests significantly in product development, and focuses on controlling health care costs through state-of-the-art production, distribution and competitive pricing of quality merchandise.

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